

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2016

Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. De C.V.
Avenida Tecnologico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico

      Re: **Industrias Bachoco, S.A.B. De C.V.**
              Form 20-F for the Year Ended December 31, 2015
              Filed April 29, 2016
              File No. 001-33030

Dear Mr. Salazar Ferrer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure